

☐   ▮

REVOCABLE PROXY - COMMON STOCK

ELIZABETH ARDEN, INC.

ANNUAL MEETING OF SHAREHOLDERS

NOVEMBER 1, 2010

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints E. Scott Beattie and Oscar E. Marina as attorneys and proxies, each with full powers of substitution, to act for the undersigned to vote all shares of common stock of Elizabeth Arden, Inc., with respect to which the undersigned is entitled to vote at the annual meeting of shareholders, to be held at our corporate office located at 200 Park Avenue South, 7th Floor, New York, New York 10003, on Monday, November 1, 2010 at 10:00 a.m., local time, and at any adjournment or postponement thereof, as stated on the reverse side.

Each shareholder giving a proxy has the power to revoke it any time before it is voted, either in person at the annual meeting, by written notice to the Secretary of Elizabeth Arden, Inc. or by delivery of a later-dated proxy. Attendance at the annual meeting without further action will not automatically revoke a proxy.

(CONTINUED AND TO BE MARKED, DATED AND SIGNED ON REVERSE SIDE)

ANNUAL MEETING OF SHAREHOLDERS OF

ELIZABETH ARDEN, INC.

November 1, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL
The Notice of Meeting, Proxy Statement and Annual Report
are available at http://annualmeeting.elizabetharden.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

▼ Please detach along perforated line and mail in the envelope provided. ▼

██ 00003333333030300000 4   110110

The Board of Directors recommends a vote FOR Proposals 1, 2 and 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their judgment, the proxies are authorized to vote upon such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER, WILL BE VOTED AT THE ANNUAL MEETING AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN ACCORDANCE WITH THE DIRECTIONS SPECIFIED HEREIN. IF NO DIRECTIONS ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTORS LISTED HEREIN, FOR THE APPROVAL OF THE ELIZABETH ARDEN, INC. 2010 STOCK AWARD AND INCENTIVE PLAN, AND FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2011, AND ON OTHER MATTERS PRESENTED FOR A VOTE IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS ACTING UNDER THIS PROXY. IN THE EVENT ANY NOMINEE FOR ELECTION AS A DIRECTOR BECOMES UNAVAILABLE TO SERVE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE BALANCE OF THOSE NAMED AND A SUBSTITUTE SELECTED BY THE PERSONS NAMED IN THE PROXY.

Proposal 1. Election of Directors

	FOR	AGAINST	ABSTAIN
E. Scott Beattie	☐	☐	☐
Fred Berens	☐	☐	☐
Maura J. Clark	☐	☐	☐
Richard C.W. Mauran	☐	☐	☐
William M. Tatham	☐	☐	☐
J. W. Nevil Thomas	☐	☐	☐
A. Salman Amin	☐	☐	☐

Proposal 2. Approval of the Elizabeth Arden, Inc. 2010 Stock Award and Incentive Plan.   ☐ ☐ ☐

Proposal 3. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.   ☐ ☐ ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.   ☐

Signature of Shareholder _____ Date: _____ Signature of Shareholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.